UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

SENSE TECHNOLOGIES INC.
(Name of Subject Company (issuer) and Filing Person (Offeror))

Convertible Unsecured Promissory Notes
(Title of Class of Securities)

James H. Cotter, President
Sense Technologies Inc.
800 Clanton Road, Suite U
Charlotte, North Carolina
28217
(704) 522-7999
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Edward L. Mayerhofer
Morton & Company
750 West Pender Street, Suite 1200
Vancouver, B.C. V6C 2T8
(604) 681-1194

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$1,326,000	$107.27

*Calculated solely for the purpose of estimating the filing fee. The transaction valuation assumes the exchange of $1,326,000 in principal amount of the Convertible Unsecured Promissory Notes (the “Existing Notes”) that are subject to the Exchange Offer. The value of the Existing Notes is based on the principal amount of the Existing Notes.

☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable
Form of Registration No.:	Not Applicable
Filing Party:	Not Applicable
Date Filed:	Not Applicable

☐ Check the box if the filing related solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO relates to an offer by Sense Technologies Inc., a Yukon corporation (“Sense” or the “Company”), pursuant to the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended. Sense is offering to issue Class A Preferred Shares (the “Class A Shares”) at a deemed price of $1.00 per share in exchange for an 1,326,000 in principal amount of Convertible Unsecured Promissory Notes (the “Existing Notes”), upon the terms and subject to the conditions set forth in the Offering Circular dated August 25, 2003 (the “Offering Circular”), a copy of which is attached hereto as Exhibit (a)(1), and in the related Election Form, a copy of which is attached hereto as Exhibit (a)(2), hereto (which, as may be amended or supplemented from time to time, constitutes the Offering Circular).

Item 1. Summary Term Sheet

The information set forth under the caption “Summary Term Sheet” in the Offering Circular is incorporated herein by reference.

Item 2. Subject Company Information

(a) Name and Address.

The name of the issuer is Sense Technologies Inc., a Yukon corporation, and the address of its principal executive office is 800 Clanton Road, Suite U, Charlotte, North Carolina 28217. Sense’s telephone number is (704) 522-7999. The information set forth in the Offering Circular under the caption “The Offer – Information Concerning Sense” is incorporated herein by reference.

(b) Securities.

The subject class of securities are Convertible Unsecured Promissory Notes of Sense due on demand made at various dates commencing from July 12, 2002 to December 16, 2005. As of the date of this Statement, the principal amount of the Existing Notes outstanding was $1,326,000. No demand for payment, notice of conversion or notice of default has been received by the Company as at the date hereof. As at the date hereof, all Existing Notes are convertible into the Company’s common stock.

(c) Trading Market and Price.

The information set forth in the sections of the Offering Circular entitled “Market for the Existing Notes” and “Market for the Common Shares; Dividend Policy” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(d) Name and Address.

The information set forth under Item 2(a) above is incorporated herein by reference. The filing person is the Issuer of the securities subject to the Exchange Offer.

Pursuant to General Instruction C to Schedule TO, the following persons are the Directors, Officers and controlling persons of Sense:

James H. Cotter	President, Chief Executive Officer and Director
Bruce E. Schreiner	Director
Cynthia L. Schroeder	Secretary and Director
Richard L. Sullivan	Director
David Hansing	Director
Glenn Massey	Director
Kevin McQuilkin	Director
Pam Morrell	Director
Toni Steedman	Director

The address and telephone number for each individual listed above is c/o Sense Technologies Inc., 800 Clanton Road, Suite U, Charlotte, North Carolina 28217, tel. (704) 522-7999.

Mr. Steve Sommers (together with a private company which he controls) owns approximately 29.2% of the outstanding common shares of Sense. Mr. Sommers’ address is Elkhorn, Nebraska.

Item 4. Terms of the Transaction.

(a) Material Terms.

The information set forth in the sections of the Offering Circular entitled “Summary Term Sheet”, “Certain United States Federal Income Tax Considerations”, “The Exchange Offer”, “Description of the Class A Shares”, “Comparison of the Existing Notes and the Class A Shares” and “Description of the Common Shares” is incorporated herein by reference.

(b) Purchases.

The information set forth in the section of the Offering Circular entitled “Agreements Relating to Our Securities – The Existing Notes” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) Agreements Involving the Subject Company’s Securities.

The information set forth in the section of the Offering Circular entitled “Agreements Relating to Our Securities” is incorporated by herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the section of the Offering Circular entitled “Summary Term Sheet – Why is Sense making the Exchange Offer?” is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the section of the Offering Circular entitled “The Exchange Offer – Use of Securities Acquired” is incorporated herein by reference.

(c) Plans.

The information set forth in the sections of the Offering Circular entitled “Summary Term Sheet” and “”Effect of the Exchange Offer” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of funds.

The information set forth in the section of the Offering Circular entitled “The Exchange Offer – Expenses” is incorporated herein by reference.

(b) Conditions.

The information set forth in the section of the Offering Circular entitled “The Exchange Offer – conditions to the Exchange Offer” is incorporated herein by reference.

(d) Borrowed Funds.

Sense will not borrow funds or consideration for the purpose of the Exchange Offer.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in the section of the Offering Circular entitled “Agreements Relating to Our Securities – The Existing Notes” is incorporated herein by reference.

(b) Securities Transactions.

Not applicable.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

The information set forth in the section of the Offering Circular entitled “The Exchange Offer – Solicitation” is incorporated herein by reference.

Item 10. Financial Statements.

(a) Financial Information.

The following financial statements and financial information are incorporated herein by reference:
(1)	The audited financial statements of Sense set forth in its Annual Report on Form 10-KSB for the fiscal year ended February 28, 2003.
(2)	The unaudited financial statements of Sense set forth in its Quarterly Report on Form 10-QSB for the financial quarter ended May 31, 2003.

(3)	The information set forth in the section of the Offering Circular entitled “Selected Financial Information” and “Effect of the Exchange Offer”.

Copies of the financial statements incorporated herein by reference pursuant to clauses (1) and (2) above, can be obtained as provided in the sections of the Offering Circular entitled “Where You Can Find More Information” and “Incorporation of Information Filed with the SEC”.

(b) Pro Forma Information.

The information set forth in the section of the Offering circular entitled “Pro Forma Effect of the Exchange Offer” is incorporated herein.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the section of the Offering Circular entitled “Agreements Relating to Our Securities” and “The Exchange Offer – Conditions to the Exchange Offer”, are hereby incorporated by reference.

(b) Other Material Information.

The information set forth in the Offering Circular and Letter of Transmittal is hereby incorporated by reference.

Item 12. Exhibits.

Exhibit Number	Description
(a)(1)	Offering Circular dated September 10, 2003
(a)(2)	Election Form
(a)(3)	Notice of Withdrawal
(a)(4)	Press Release Announcing the Commencement of the Exchange Offer
(a)(5)	Form 10-KSB for the fiscal year ended February 28, 2003 filed with the Securities and Exchange Commission on June 13, 2003 and incorporated herein by reference.
(a)(6)	Form 10-QSB/A for the fiscal quarter ended May 31, 2003 filed with the Securities and Exchange Commission on July 23, 2003 and incorporated herein by reference.

Item 13. Information Required by 13E-3

Not applicable.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

SENSE TECHNOLOGIES INC.

By: /s/ James H. Cotter
James H. Cotter
President

Dated: September 10, 2003